UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 25, 2022

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 24, 2022, announcing the publication of STMicroelectronics’ IFRS 2021 Annual Report and Dividend Proposal.

PR N°C3078C

STMicroelectronics Announces Publication of IFRS 2021 Annual Report

And Dividend Proposal

Amsterdam (Netherlands), March 24, 2022 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, published today its IFRS 2021 Annual Report for the twelve-month period ended December 31, 2021 on its website, and filed it with the Netherlands Authority for the Financial Markets (AFM). The Annual Report, prepared in accordance with International Financial Reporting Standards (IFRS-EU) and a complete audited financial statement, is now available on www.st.com, and will be available on www.afm.nl. A hard copy version of the Annual Report will be available free of charge from ST’s Investor Relations Department: +41 22 929 5920 or www.investors.st.com.

The Supervisory Board has decided to propose at the Company’s 2022 Annual General Meeting of Shareholders the distribution of a cash dividend of US$ 0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$ 0.06 in each of the second, third and fourth quarters of 2022 and first quarter of 2023 to shareholders of record in the month of each quarterly payment as per the table below.

Transfer between New York and Dutch registered shares restricted:
Quarter	Ex-dividend Date	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2022	20-Jun-22	21-Jun-22	22-Jun-22	28-Jun-22	20-Jun-22	22-Jun-22
Q3 2022	19-Sep-22	20-Sep-22	21-Sep-22	27-Sep-22	19-Sep-22	21-Sep-22
Q4 2022	12-Dec-22	13-Dec-22	14-Dec-22	20-Dec-22	12-Dec-22	14-Dec-22
Q1 2023	20-Mar-23	21-Mar-23	22-Mar-23	28-Mar-23	20-Mar-23	22-Mar-23

The Company will publish information regarding its 2022 Annual General Meeting of Shareholders in due course.

About STMicroelectronics

At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	March 25, 2022	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience